Form 10-K for the Year Ended December 31, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 20

1. We note that management’s discussion is focused on the consolidated entity. We acknowledge the discussion should include an analysis of the consolidated financial condition and operating performance but it should also include a separate, segmented discussion to provide investors with a meaningful understanding of the material items affecting the consolidated entity. Please revise the consolidated discussion to be followed with a balanced analysis of the year-over-year comparable financial condition and operating results of the Home Healthcare segment separate from the results of the newly- acquired Wheelchair Vans segment.

You have correctly noted that our Management’s Discussion and Analysis of Condition and Results of Operations did not include a discussion regarding the various segments of our business.  Footnote 10 of our filing notes that the Home Healthcare segment is an incidental part of our business.

In formulating a judgment as to whether a discussion of segment information is necessary to an understanding of the business, a multi-segment registrant preparing a full fiscal year MD&A should analyze revenues, profitability, and the cash needs of its significant segments. To the extent any segment contributes in a materially disproportionate way to those items, or where discussion on a consolidated basis would present an incomplete and misleading picture of the enterprise, segment discussion should be included.  We therefore concluded that such a discussion was not necessary.

Additionally, we noted in our first quarter Form 10-Q filing for the period ended March 31, 2013:

With our acquisition of Mobility Freedom and Ride-Away, our Modified Mobility Vehicles segment comprises more than 95% of our consolidated revenues. As a consequence and for purposes of consolidated financial statement presentation, our Home Health Care segment is no longer materially relevant when considering the consolidated financial statements as a whole.

We made an extensive update to the description of our business operations in our most recent 10-Q filing and carefully noted the nature of such operations and business segments.  These disclosures will continue as we go forward and serve as an explanation of how we view our business operations on a segment basis.

Net Revenues, page 20

2. Please revise to expand your revenue discussion to provide a more detailed analysis of the material trends and underlying factors that contributed to changes in each of the three revenue streams identified in the table of total net revenue. With a focus on materiality, please be specific and quantify the year-over-year changes for each of the underlying factors you cite in your discussion.

Please refer to our answer to the previous question above with regard to the materiality of any discussion regarding segments.

Our discussion of Net Revenues considered that changes in revenue should not be evaluated solely in terms of volume and price changes, but should also include an analysis of the reasons and factors contributing to the increase or decrease. The Commission stated in FRR 36 that MD&A should “give investors an opportunity to look at the registrant through the eyes of management by providing a historical and prospective analysis of the registrant’s financial condition and results of operations, with a particular emphasis on the registrant’s prospects for the future.”

Note that we have provided the amounts and percentages of each revenue stream.  Addressing the question of materiality, note that rental revenues are not a large part of gross revenue.  Only product sales and services had significant increases.  As discussed, these increases came from the acquisition of Ride-Away and not from changes within our organization.  As shown in the pro forma statements provided in Footnote 12, the revenues on a consolidated basis showed little change.  We considered that the only meaningful discussion concerning revenues was to acknowledge that we acquired an operating company with significantly more sales than we had the previous year.

Liquidity and Capital Resources, page 23

3. We note a going concern opinion was issued on your December 31, 2011 financial statements but not on your December 31, 2012 statements. In this regard, please expand your liquidity section to address your ability to generate cash sufficiently to meet your reasonably likely future cash needs. Specifically, your liquidity section should discuss the following:

●  Material cash requirements, including the funds needed to operate, implement business plans and service your debt; and

●  The company’s internal and external sources of cash, including how you plan to fund the amount of debt service over the next 12 months with the amount of internal and external sources of cash available.

You correctly note that our auditor’s opinion for the year ended December 31, 2012 no longer was qualified by going concern considerations.  Our auditor’s opinion was carefully considered and based upon a proper analysis, which we demonstrated in our financial statement presentation:

The MD&A we have provided discusses an income statement showing profitability;

Revenue tables show significant increase in revenue;

The balance sheet for December 31, 2012 indicates a working capital surplus; and,

The cash flow statements show $2.8 million in cash provided by operations.

Our auditors concluded that the Company’s current condition was achieved without significant outlays of cash and the Company has no future financing need to implement its business plan.  We have provided sufficient discussion to validate such a conclusion.

Contractual Obligations and Off-Balance Sheet Arrangements, page 24

4. We note your contractual obligations table does not include your floor plan financing. Please tell us why you have not presented this amount in the contractual obligations table as required by Item 303 (A)(5) of Regulation S-K and revise accordingly. To the extent the amounts or timing of future payments of these liabilities are not determinable, provide footnotes to the table to describe the nature of items excluded and why they are excluded.

We acknowledge that our floor plan debt is contractual debt, however our floorplan debt is of indeterminate term and lacking in determinable monthly payment.  As we disclose, our floor plan debt is an inventory financing arrangement whereby payment is due to the leinholder within ten days of our sale of each specific vehicle.  Our floorplan is both revolving and current in nature, as are accounts payable when one considers as a whole accounts payable relating to inventory.  As we have no accounts payable associated with our vehicle inventory, for all purpose and practice our floor plan debt is more analogous to a vendor account payable than to a contractual debt.  We therefore are of the belief that treating this debt under our discussion of contractual obligations is not warranted.

We would also like to note that the table in question is not required for smaller reporting companies such as ours.  We are constantly reviewing such evaluations and conclusions in an effort to provide the most relevant and accurate financial disclosures possible.  Should the nature or practice of our floorplan debt change, or should a more practicable interpretation of such debt be presented, future financial contractual obligations disclosures shall contain the relevant information.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-5

5. Please revise to present separately the revenue from tangible product sales, rentals, services and other revenues. Also tell us what consideration was given to disclosing the amount of depreciation that is recognized for rental vehicles and non-rental vehicles. See Rule 5-03(b)(1) of Regulation S-X

We acknowledge the requirements of Rule 5-03(b)(1) of Regulation S-X but wish to state that most of our services sold are sold to the purchasers of our products.  A handicap equipped van must be custom fit for each customer.  The majority of the service sales are the result of custom fitting each vehicle to the purchaser.  These revenue streams are inextricably linked.  We would not have one without the other.  With a combined product and service revenue, rental revenue is not material.  We therefore concluded it should not be separately shown.

Please also note also these amounts are presented in the MD&A.

Consolidated Statements of Cash Flows, page F-7

6. We note that you have not presented a separate line item for the cash paid to purchase a business, net of any cash acquired, in 2012 and 2011. Please tell us how you presented the acquisitions of Ride-Away Handicap Equipment, Corp (Ride-Away) in 2012 and Mobility Freedom, Inc. and Certified Medical Systems II in 2011 in your cash flow statements.

We request you examine our Form 8-Ks filed with regard to the acquisitions Ride-Away and Mobility Freedom and note there was no cash payment by the Company related to either acquisition.  Please note in the supplemental Schedule of Noncash Investing and Financing Activities that we have included in Notes Payable the obligations for the acquisitions in both 2012 and 2011.  Also, please note that the $1.85 million paid to the seller in 2011 was paid by a related party and not by the Company.  The related party then took a note from the Company for the $1.85 million.  In the complex details of the transaction, the Company did not pay any cash for the two acquisitions, and therefore no item would appear on the Consolidated Statements of Cash Flow.

The acquisition of Certified Medical in 2011 included a cash payment of $50,000 as detailed in Item 1, Description of Business.  Management chose to include that portion of the purchase price in the Statement of Cash Flows under the line item “Purchase of property and equipment”, an accurate description of the use of the funds.  Management considers such a description as adequate under the circumstances when considering the question of materiality and when considered in conjunction with the Item 1 disclosure.

7. We note the statements present the cash flows from the revolving line of credit and the floor plan note payable on a net basis and combined within one line item. Please revise to present the revolver and floor plan note payable cash inflows and outflows on a gross basis or tell us why your net presentation is appropriate. See ASC 230-10-45-7.

As stated above, we consider our floor plan note more analogous to an accounts payable transaction rather than a debt and debtor transaction.  As each transaction on our floor plan is tied to a specific inventory purchase and/or sales transaction by Vehicle Identification Number, it is our belief that such full disclosure under a cash flow statement is at best not relevant, but at worst may mischaracterize the nature and substance of these transactions.

As stated in ACS 230-10-45-7, paragraph 8:

For certain items, the turnover is quick, the amounts are large, and the maturities are short. For certain other items, such as demand deposits of a bank and customer accounts payable of a broker-dealer, the entity is substantively holding or disbursing cash on behalf of its customers. Only the net changes during the period in assets and liabilities with those characteristics need be reported because knowledge of the gross cash receipts and payments related to them may not be necessary to understand the entity’s operating, investing, and financing activities.

We therefore chose to treat the debt as a balance sheet item as one would for accounts payable rather than detailing a summation of cash inflows and cash expenditures.

8. Please tell us how the cash flows for purchases of rental equipment vehicles and proceeds from rental equipment sales are presented within the cash flow statements. Please revise to present the rental equipment cash flows on a gross basis separate from the cash flows attributable to non-rental property and equipment.

Consolidated Statements of Stockholders’ equity (Deficit), page F-6

As a rule, rental equipment vehicles are placed in service under operating leases and, as such, do not affect the Statement of Cash Flows.  For the most part, vehicles are not purchased specifically as rental vehicles but are taken from the inventory of vehicles available for sale.

As stated previously, revenue related to the rental of equipment is not materially relevant when considering the financial statements as a whole and, as such, do not warrant a separate reporting in the Statement of Cash Flows.

9. You present here that you issued 176,944,450 shares in the acquisition of Ride-Away. On pages 2, F-8 and F-18 you disclose issuing 165,944,450 shares in the acquisition. Please confirm in your response exactly how many shares were issued in connection with this acquisition and revise your disclosure for consistency.

Note 1 - Basis of Presentation and Summary of Significant Accounting Policies, page F-8

We note the discrepancy in the amount of stock issued for the Ride-Away acquisition.  The amount of stock issued was adjusted for a change in the market value at the time of purchase and the amount on the Statement of Stockholders’ Equity is the correct amount.  We will adjust the amount listed in the footnotes in all future filings.

10. We note that accounts receivable represents approximately 37% of current assets at December 31, 2012. Considering the significance of accounts receivable to your financial position and liquidity, please revise your footnotes to provide the disclosures required in ASC 310-10-50-2 through 50-4. In addition, we note that Ride-Away had a concentration of accounts receivable to the Veteran’s Administration at December 31, 2011. To the extent the company still has a significant amount of accounts receivables outstanding from the Veteran’s Administration or any other third party payee, please disclose this concentration.

As stated previously, reporting financial information by segment is not materially relevant.  Categorization of our accounts receivable in such a manner is similarly neither material nor relevant.

We have considered the requirements of ASC 310 as suggested and believe that we have met the requirements outlined.  Our disclosures include a discussion noting sales and receivables are recorded on an accrual basis and all reasonable estimates are made recording their net realizable value.  We do not charge interest on Accounts Receivable.  We have discussed the various allowances used to record transactions at fair value and discussed our process for evaluating the net realizable value (collectability) of our Accounts Receivable.

For purposes of the financial statements for the period ended December 31, 2012, management weighed the risk associated with the concentration of accounts receivable with the Veterans Administration (VA) against the relevance of the disclosure.  As the intent of such a disclosure relates to risk, management considered, and history verifies, that accounts receivable with the VA are 100% collectable.  The history of all accounts receivable related to the vehicle sales and service portions of our business indicates a nearly 100% collectability on all our sales.  Given the risk-free nature of this particular receivable, we believe this disclosure is not warranted.

In light of your request, management will make such a disclosure going forward and provide a disclosure as to management’s opinion as to the collectability of VA and other receivables.

Note 4 - Intangible Property, page F-15

11. Please tell us the nature and accounting basis for recognizing the intangible asset identified as “sales team infrastructure” recorded in your acquisition of Mobility Freedom. Based on the description it appears to resemble a value attributable to an assembled workforce which is not recognized as a separate intangible asset. See ASC 805-20-55-6. In your response please address how this asset meets either the separability criterion or the contractual-legal criterion described in the definition of an identifiable intangible asset in ASC 805.

We note your question of the labeling of the intangible property acquired in 2011.  The term “Sales Team Infrastructure” does not properly describe the nature of this intangible asset.  We should have more properly described the assets allocated as the “Trademarks”, logos, advertising literature, policies and procedures, locations and websites available to the sales team of the acquired company.  We will make such a correction in all future filings.

Note 12 - Pro Forma Financial Information, page F-21

12. With regard to your Ride-Away acquisition, please revise to include all of the disclosures required by ASC 805-10-50. Please ensure your revised disclosure includes the purchase price allocation at the acquisition date. Tell us when you finalized your purchase price allocation and any adjustments that were recorded since the acquisition date to reach the final purchase price allocation.

We note your comment on our disclosure in Footnote 12.  All of the information to which you refer may be found in our Form 8-K filed on May 1, 2012.  Our Pro Forma Financial Information failed to make reference to this previous filing.  We will make explicit reference to this previously filed Form 8-K in all future filings.

Amendment No. 1 to Form 8-K filed on May 1, 2012

Exhibit 99.1

Financial Statements of Ride-Away Handicap Equipment Corp.

Note 9. Notes Payable – Line of Credit and Floor Plan, page 10

13. We note disclosure that the floor plan had net worth covenants with which Ride-Away was not in compliance at December 31, 2011. Ride-Away further discloses that GE planned to discuss covenant requirements with the Company upon the March 1, 2012 sale of Ride-Away. Please tell us if the Company currently has to comply with any covenants for the floor plan note payable. To the extent there are covenant requirements, please disclose the nature of the covenants and whether or not the Company was in compliance at December 31, 2012.

The company has covenant requirements with not only GE but also with other creditors.  The company chooses to not make, and is in one instance contractually precluded from making, disclosures regarding its covenant requirements.

The company considers non-compliance with loan covenants to be material.  As stated in the footnote to which you refer, the company was in discussions with GE to resolve the matter.  The matter was resolved.  That the company subsequently did not address this specific matter and made no other similar subsequent disclosure, makes it clear by inference that the matter was amicably resolved.

For all future filings, we will disclose whether generally we are in compliance with all covenant provisions and, if not, the nature and resolution of any non-compliance.